SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ADC Telecommunications, Inc.

(Name of Subject Company)

ADC Telecommunications, Inc.

(Name of Person Filing Statement)

Common Stock Par Value $0.20 Per Share

(including the associated preferred stock purchase rights)
(Title of Class of Securities)

000886309
(CUSIP Number of Class of Securities)

Jeffrey D. Pflaum
ADC Telecommunications, Inc.
13625 Technology Drive

Eden Prairie, MN 55344
(952) 938-8080

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the “SEC”) on July 26, 2010,  (as subsequently amended, the “Schedule 14D-9”) by ADC Telecommunications, Inc. (the “Company”), relating to the cash tender offer by Tyco Electronics Minnesota, Inc. (“Purchaser”), a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics Ltd., a Swiss corporation (“Parent”), to purchase all of the outstanding Shares at a price of $12.75 per Share (the “Offer Price”).  If the Offer is completed, Parent shall pay the Offer Price net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 26, 2010 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) contained in the Schedule TO filed by Purchaser and Parent with the SEC on July 26, 2010 (as subsequently amended, the “Schedule TO”).  The Offer to Purchase and the Letter of Transmittal together constitute the “Offer.”  Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.  ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph under the heading “Shareholder Litigation” beginning on page 41 with the following:

Beginning on July 14, 2010, several putative shareholder class action complaints were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District and the United States District Court for the District of Minnesota against various combinations of Parent, Purchaser, the Company, the individual members of the Board and one of the Company’s non-director officers.

Minnesota State Court

Beginning on July 14, 2010, eleven putative shareholder class action complaints challenging the transaction were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District against various combinations of Parent, Purchaser, the Company, the individual members of the Board and one of the Company’s non-director officers. The complaints generally allege, among other things, that the members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders, and that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the transaction improperly favors Parent; that certain provisions of the Merger Agreement unduly restrict the Company’s ability to negotiate with rival bidders; and that the Company shareholders have been deprived of the ability to make an informed decision as to whether to tender their shares. In several of these actions, plaintiffs also purport to bring derivative actions on behalf of the Company against the individual members of the Board, alleging that the individual members of the Board are wasting corporate assets, abusing their ability to control the Company and breaching their fiduciary duties. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

Beginning on July 14, 2010, various plaintiffs in these lawsuits filed motions to consolidate the suits, to appoint their counsel interim lead counsel and to compel expedited discovery. In addition, various plaintiffs in these suits sought regular document discovery from defendants.

On July 29, 2010, the court held a conference under Rule 16 of the Minnesota Rules of Civil Procedure. Following the conference, on July 30, 2010, the court entered an order setting a schedule for plaintiffs to file a consolidated amended complaint and setting a briefing and hearing schedule for defendants’

motions to dismiss that complaint. On August 2, 2010, the court entered an order approving the voluntary dismissal of one of these suits.

Minnesota Federal District Court

Beginning on July 28, 2010, two putative shareholder class action complaints challenging the transaction were filed in the United States District Court for the District of Minnesota against Parent, Purchaser, the Company and the individual members of the Board. The complaints allege, among other things, that the members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders, and that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. The complaints further allege that the Company and the Board violated Section 14(d)(4) and Section 14(e) of the Exchange Act in connection with the Company’s July 26, 2010 filing of the Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC insofar as the Solicitation/Recommendation Statement is materially misleading or omissive. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches and alleged violations of the Exchange Act, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the third sentence under the heading “Antitrust Compliance — U.S. Antitrust” on page 44 with the following sentence:

The Company currently anticipates filing a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC by August 9, 2010.

Item 9.  EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(a)(5)(T)

Complaint filed by E. Joyce Emmons, individually and on behalf of all others similarly situated, on July 28, 2010, in the United States District Court for the District of Minnesota (incorporated by reference to exhibit (a)(19) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 3, 2010)

(a)(5)(U)

Complaint filed by Brad Bjorklund, individually and on behalf of all others similarly situated, on August 2, 2010, in the United States District Court for the District of Minnesota (incorporated by reference to exhibit (a)(20) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 3, 2010)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADC TELECOMMUNICATIONS, INC.

By:
James G. Mathews
Vice President, Chief Financial Officer

Date: August 3, 2010

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase, dated July 26, 2010 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1)(E)	Form of Letter to Clients (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*
(a)(1)(F)	Summary Advertisement, dated July 26, 2010 (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)
(a)(1)(G)

Form of Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan, dated July 26, 2010 (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(2)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Schedule 14D-9)*
(a)(2)(B)	Letter to shareowners, dated July 26, 2010*
(a)(5)(A)	Transcript of conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 15, 2010)
(a)(5)(B)

Presentation materials from conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by Tyco Electronics Ltd. on July 13, 2010)

(a)(5)(C)

Transcript from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 15, 2010).

(a)(5)(D)

Presentation materials from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 14, 2010)

(a)(5)(E)

Letter to employees of ADC Telecommunications, Inc. from Robert E. Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 13, 2010)

(a)(5)(F)	Letter to employees of ADC Telecommunications, Inc. from Tom Lynch, CEO of Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 14, 2010).
(a)(5)(G)	Key facts regarding Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 14, 2010).
(a)(5)(H)

Letter to Star Tribune newspaper in Minneapolis, Minnesota, from Robert Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 19, 2010)

(a)(5)(I)

Complaint filed by Lawrence Barone, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(8) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

Exhibit	Description
(a)(5)(J)

Complaint filed by Robert Freeman, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(9) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(K)

Complaint filed by Thomas Haller, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(10) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(L)

Complaint filed by Gunter Jacobius, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(11) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(M)

Complaint filed by Asbestos Workers Local Union 42 Pension Fund, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(12) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(N)

Complaint filed by Joel Gerber, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(13) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(O)

Complaint filed by Gary Novitsky, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(14) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(P)

Complaint filed by Michael Partansky, individually and on behalf of all others similarly situated, on July 16, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(15) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(Q)

Complaint filed by Brad Bjorkland and Karl A. Lacher, individually and on behalf of all others similarly situated, on July 20, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(16) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(R)

Complaint filed by Jack Borror and Pat Borror, individually and on behalf of all others similarly situated, on July 23, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(17) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(S)

Complaint filed by Michael Gill, individually and on behalf of all others similarly situated, on July 26, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(18) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on July 28, 2010)

(a)(5)(T)

Complaint filed by E. Joyce Emmons, individually and on behalf of all others similarly situated, on July 28, 2010, in the United States District Court for the District of Minnesota (incorporated by reference to exhibit (a)(19) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 3, 2010)

(a)(5)(U)

Complaint filed by Brad Bjorklund, individually and on behalf of all others similarly situated, on August 2, 2010, in the United States District Court for the District of Minnesota (incorporated by reference to exhibit (a)(20) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 3, 2010)

(e)(1)

Agreement and Plan of Merger, dated as of July 12, 2010, by and among Tyco Electronics Ltd., Tyco Electronics Minnesota, Inc., and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on July 13, 2010)

(e)(2)

Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2010, by and among Tyco Electronics, Ltd., Tyco Electronics Minnesota, Ltd. and ADC Telecommunications, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(e)(3)

Executive Employment Agreement, effective August 13, 2003, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10-e to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2003)

Exhibit	Description
(e)(4)

Amendment to Employment Agreement, dated December 28, 2008, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended January 30, 2009)

(e)(5)

Second Amendment to Employment Agreement, dated July 1, 2009, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 1, 2009)

(e)(6)

ADC Telecommunications, Inc. Executive Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-a to the Company’s Current Report on Form 8-K dated September 30, 2007)

(e)(7)	ADC Telecommunications, Inc. Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-d to the Company’s Current Report on Form 8-K dated September 30, 2007)
(e)(8)

Confidentiality Agreement, dated March 26, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(e)(9)

Exclusivity Letter Agreement, dated July 11, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

* Included in mailing of tender offer materials to the Company’s shareowners by Parent.